Exhibit 99.1

Foresight and Bumhan, a Leading South Korean Bus Manufacturer, to Develop Autonomous Electric Bus Solution

Initially the parties will collaborate to develop and bring to market advanced 3D perception solutions for Bumhan’s autonomous electric buses, with plans to expand their offerings into semi- and fully autonomous solutions for commercial vehicles

Ness Ziona, Israel – December 6, 2024 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced today the signing of a multi-phase collaboration agreement with Bumhan Motors Ltd. (“Bumhan”), a leading South Korean electric bus manufacturer, to develop advanced 3D perception solutions for semi- and fully autonomous electric buses.

Initially, the parties will collaborate to develop and bring to market advanced solutions aimed at improving the operational safety, vision accuracy, and efficiency of Bumhan’s current and future electric buses. These solutions are designed to ensure optimal performance in various environmental conditions, including harsh weather and poor lighting. Looking ahead, the parties will expand their focus to develop and commercialize advanced 3D perception solutions for a variety of semi- and fully autonomous commercial vehicles, including Bumhan’s autonomous electric trucks.

The parties aim to finalize a commercial agreement by the end of the first quarter of 2025. Bumhan projects a commercial sales target of 200 electric buses per year for 2025, with an anticipated increase to 3,000 electric buses and electric commercial vehicles annually by 2029.

The agreement follows the successful completion of a proof-of-concept project. The project demonstrated the effectiveness of Foresight’s technology, particularly its high density point cloud and automatic calibration features, in significantly improving all object detection capabilities of Bumhan’s autonomous electric buses.

“We are excited to collaborate with Foresight to enhance the capabilities of our electric buses. We believe that integrating Foresight’s 3D perception technology into Bumhan’s buses will significantly enhance both safety and efficiency. We believe that this integration will enable our buses to operate continuously in the public transportation environment, paving the way for a more sustainable future in the transportation sector,” said Mr. Sehyun Cho, Chief Executive Officer of Bumhan.

“This collaboration marks a significant milestone in our mission to advance autonomous vehicle technology. Joining forces with Bumhan allows us to leverage our innovative 3D perception technology to create smarter transportation solutions. We believe that improving the operational capabilities of electric buses will increase their reliability and effectiveness for daily use,” said Mr. Oren Bar-On, Chief Executive Officer of Foresight Asia.

About Bumhan

Bumhan is a South Korean electric bus manufacturer owned by Bumhan Group. As a leading original equipment manufacturer, Bumhan is dedicated to advancing sustainable transportation through innovative clean energy solutions and autonomous driving technologies, collaborating with top global suppliers. Since its launch, Bumhan has consistently set new standards in electric mobility. The company has achieved recognition through national government projects.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on “X” (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the proposed benefits of the collaboration agreement, the expected timing for finalizing a commercial agreement, sales target projections of electric buses, the belief that integrating its 3D perception technology into Bumhan’s buses will significantly enhance both safety and efficiency and enable Bumhan’s buses to operate continuously in the public transportation environment, paving the way for a more sustainable future in the transportation sector, that this collaboration marks a significant milestone in its mission to advance autonomous vehicle technology with it allowing it to leverage its innovative 3D perception technology to create smarter transportation solutions and the belief that improving the operational capabilities of electric buses will increase their reliability and effectiveness for daily use. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654